Mail Stop 4561

November 4, 2009

Thomas Tippl
Chief Financial Officer
Activision Blizzard, Inc.
3100 Ocean Park Boulevard
Santa Monica, CA 90405

      Re: **Activision Blizzard, Inc.**
                Form 10-K for the Fiscal Year Ended December 31, 2008
                Filed February 27, 2009
                File No. 001-15839

Dear Mr. Tippl:

      We have reviewed your response letter dated October 13, 2009 in connection with the above-referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 29, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Notes to Consolidated Financial Statements

2. Accounting Changes

Change in Accounting Principles, page F-9

1.   We have reviewed your response to our prior comment and we note that your post-merger accounting for expansion pack sales relies, to a large degree, on your consideration of Example 6 of EITF 00-21. However, we also note that the circumstances in your arrangements differ from those described in Example 6. Your customers were able to resell the expansion pack separately in a secondary market thereby establishing stand-alone value, whereas in Example 6 the license and research and development are never sold separately. We believe that that

since your customers could and did resell the expansion pack on a standalone basis, that the original game subscription and expansion pack should be accounted for at the inception of the arrangement as two separate units of accounting, pursuant to paragraph 9 (a) of EITF 00-21. Please explain to us why you believe an "interdependent nature" or functionality criterion is a factor, and even a pre-eminent one, in evaluating units of accounting consistent with the separation criteria in paragraph 9 of EITF 00-21.

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Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Mark Shannon, Accounting Branch Chief, at (202) 551-3299, or me at (202) 551-3406, if you have questions regarding the above comment.

Sincerely,

Patrick Gilmore
Accounting Branch Chief